Dryden High Yield Fund, Inc.

Gateway Center Three

100 Mulberry Street

Newark, New Jersey 07103

September 13, 2006

Via Edgar

Mr. Larry Greene

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Dryden High Yield Fund, Inc.
Registration Statement on Form N-14
File Nos. 333-136399 and 811-04661

Dear Mr. Greene:

Set forth below are our proposed responses to telephonic comments received by the undersigned from you on September 5, 2006 on behalf of the Dryden High Yield Fund (the Fund). Such comments relate to the Fund’s Registration Statement on Form N-14 (the N-14 Registration Statement), which was filed with the U.S. Securities and Exchange Commission (the Commission) on August 8, 2006 under the Securities Act of 1933. The N-14 Registration Statement will be used in connection with a special meeting of the shareholders of the Strategic Partners High Yield Bond Fund (the SP Fund), a series of Strategic Partners Mutual Funds, Inc., that will be held on November 30, 2006 (the Meeting). At the Meeting, shareholders of the SP Fund will be asked to vote to approve or disapprove the acquisition of the SP Fund by the Fund (the Reorganization). Capitalized terms used herein and not otherwise defined herein shall have the meanings given to them in the N-14 Registration Statement.

For your convenience, your comments are presented in summary form below, in italics, and each comment is followed by our response.

General Comments

1.                                       Comment:  Please make the appropriate Tandy representations.

Response:  The Tandy representations are included at the end of this letter.

2.                                       Comment: Please transmit this letter to the staff as correspondence via EDGAR and not as part of the filing of the N-14 Registration Statement.

Response:  This letter will be transmitted to the Commission staff separate from the N-14 Registration Statement filing.

3.                                       Comment:  Please include a table of contents to the prospectus.

Response:  The table of contents appears on the last page of the prospectus. Accordingly, no revisions to the N-14 Registration Statement are required.

4.                                       Comment:  Please confirm that either the SP Fund and the Fund’s currently outstanding registration statement on form N-1A or the N-14 Registration Statement contains disclosure concerning market timing, portfolio holdings and portfolio manager compensation.

Response:  We hereby confirm that the SP Fund and the Fund’s currently outstanding registration statement on form N-1A contains such disclosure.

5.                                       Comment:  Please confirm supplementally that the Distributor will not seek to recover waivers of Rule 12b-1 fees for the Fund as disclosed in the Prospectus/Proxy Statement after the Reorganization.

Response:  We hereby confirm that the Distributor will not seek to recover the historical waivers on the Fund’s shares after the Reorganization.

6.                                       Comment:  Please confirm that the SP Fund has filed a supplement to its prospectus relating to the Reorganization.

Response:  We hereby confirm that the SP Fund has filed a supplement to its prospectus relating to the Reorganization.

Proxy/Prospectus

1.                                       Comment:  In the “Comparision of Important Features” section, please confirm if the emerging countries securities held by the SP Fund must be sold by the Fund as a result of the Reorganization. If such securities must be sold, please include a notation in the schedule of investments.

Response:  The Fund does not expect to have to sell any securities as a result of the Reorganization.

2.                                       Comment:  In the “Comparision of Other Policies-Equity Related Securities” section, please include disclosure regarding (a) the risks of unsponsored ADRs and (b) the risk of duplicative expenses relating to REITs.

Response: (a) The disclosure has been revised as requested. (b) The Fund acknowledges the staff’s comment. The Fund notes that the management fee paid by REITs that are externally managed is generally in lieu of compensation paid to executive officers of internally managed REITs and other public companies. In addition, unlike Fund shares that are sold and priced at net asset value per share, shares of REITs, both internally and externally managed, are sold at a price that, like other companies, the Fund believes reflects an expectation of the cost of management. Accordingly, the Fund does not believe it appropriate to include the requested disclosure.

3.                                 Comment:  In the “Comparision of Other Policies-Purchase Shares of Affiliated Mutual Funds” section, please revise the disclosure to clarify what is meant by the term “other non-affiliated investment companies”.

Response:  The disclosure has been revised as requested.

4.                                       Comment:  In the “Investment Restrictions” section, please include disclosure regarding the Dryden Fund’s concentration policy.

Response:  The disclosure has been revised as requested.

5.                                       Comment:  In the “Other Accounts Managed by Portfolio Manager-Compensation Structure and Methods(s)/Material Conflicts of Interest” section, please identify the applicable benchmarks used by PIMCO and PIM.

Response:   The disclosure has been revised as requested.

6.                                       Comment:  In the “Fees and Expenses” section, please move the footnotes that appear immediately below the fee table so that they appear immediately below the expense examples.

Response:  The requested change has been made.

7.                                       Comment:  In the “Fees and Expenses” section, please confirm whether the small account fee will be deducted from an account if its value falls below the minimum due to market value as well as redemptions.

Response:  We hereby confirm that the small account fee will be deducted from an account if its value falls below the minimum due to market value as well as redemptions.

8.                                       Comment:  In the “Tax Consequences of the Reorganization” section, please disclose the results of the capital loss carryfowards on this Reorganization in light of the facts and circumstances surrounding this Reorganization.

Response:  The disclosure has been revised as requested.

9.                                       Comment:  Incorporate by reference the SP Fund’s financial statements.

Response:  The disclosure has been revised as requested.

10.                                 Comment:  Please confirm supplementally that the Funds have no material difference in their valuation policies.

Response:  We hereby confirm that the Funds have no material differences in their valuation policies.

*              *              *

The Fund acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the N-14 Registration Statement; and (iii) the Fund may not assert a declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions, please do not hesitate to call me at 973-802-5032.

Very truly yours,

/s/ Claudia DiGiacomo
Claudia DiGiacomo